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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

      Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)

                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)


                             WORLD OF SCIENCE, INC.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   981500101
                                   ---------
                                (CUSIP Number)

                            Catherine A. King, Esq.
                          Harris Beach & Wilcox, LLP
                             130 East Main Street
                           Rochester, New York 14604
                                (716) 232-4440

 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                Communications)


                                October 1, 1999
                                ---------------
            (Date of Event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box[_].

                                  Page 1 of 4
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-----------------------                                  ---------------------
  CUSIP NO. 981500101                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Fred H. Klaucke

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,542,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          227,140*         *Shares owned jointly with spouse
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,542,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          227,140*         *Shares owned jointly with spouse
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,769,140

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.4%
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      TYPE OF REPORTING PERSON
14
      IN
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Item 1. Title and Class of Securities.

This Schedule relates to the Common Stock, par value $.01 per share, of World of Science, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is:

                       900 Jefferson Road, Building Four
                           Rochester, New York 14623

Item 2.   Identity and Background

This Schedule is being filed by Fred H. Klaucke, the President and Chief Executive Officer of World of Science, Inc.

Fred H. Klaucke has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

This Schedule is being filed in connection with Mr. Klaucke's purchase of 302,000 shares of Common Stock of the Issuer. The total consideration paid for the shares was $264,250, and was paid by Mr. Klaucke with his personal funds.

Item 4. Purpose of Transaction.

Personal investment.

Item 5. Interest in Securities of Issuer.


        (a) 1,769,140 shares of Common Stock, which constitutes approximately 37.4% of the Issuer's total number of outstanding shares of Common Stock.

        (b) Mr. Klaucke has sole power to vote and dispose of 1,542,000 shares of Common Stock of the Issuer. He has shared power, with his spouse, to vote and dispose of 227,140 shares of Common Stock of the Issuer which he and his spouse own jointly.

        (c) On September 30, 1999, Mr. Klaucke acquired 20,000 shares of Common Stock of the Issuer in an open market transaction. The purchase price was $1.00 per share.

        (d) As set forth in Item 5.(b), Mr. Klaucke owns 227,140 shares of Common Stock of the Issuer jointly with his spouse - Laura J. Klaucke - (4.8%).

        (e)    Not applicable.


Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships exist among the person named in Item 2 above, or any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                  Page 3 of 4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 7, 1999

                                         /s/ Fred H. Klaucke
                                         ---------------------------------------
                                                             (Signature)



                                                           Fred H. Klaucke
                                         ---------------------------------------
                                                              (Name)

                                  Page 4 of 4